U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

 For the fiscal year ended: December 31, 2022

Shared Capital Cooperative

(Exact name of issuer as specified in its charter)

Minnesota	41-1621896
(State of other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

2388 University Ave W, Suite 300

Saint Paul, MN 55114

(Address, including zip code of principal executive office)

(612)767-2100

(Issuer’s telephone number, including area code)

Class A Preferred Stock

3-Year Note

5-Year Note

10-Year Note

(Title of each class of securities issued pursuant to Regulation A)

PART II

INFORMATION TO BE INCLUDED IN REPORT

Item 1.	Business

See Form 1-A, Part II, Item 7.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this section in conjunction with (i) Shared Capital’s financial statements (see Shared Capital’s audit reports for 2021 and 2022) and (ii) the section entitled “Description of Shared Capital’s Business,” in Form 1-A, Part II, Item 7.

The discussion contains forward-looking statements relating to our plans and expectations for future operations. Forward-looking statements may be based on assumptions, and reaching any predicted result is uncertain and involves risk. Shared Capital’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those discussed under “Risk Factors” and elsewhere in Form 1-A.

Financial Performance

Shared Capital is a growing CDFI lender with healthy financials and a steadily growing loan portfolio. Over the past 6 years, Shared Capital’s assets have grown from $11.2 million to $23.0 million. The gross profit from lending activities has increased by an average of 9.67% per year over the past four years. Contributed revenue from grants and donations has increased significantly, averaging less than $100,000 per year before 2018, and growing to over $2.6 million in 2021, and $1.4 million in 2022.

Operating Results

Increases in gross profit have been driven primarily by growth in annual lending volume resulting in greater outstanding loans receivable and higher earned revenue from interest and fees. 2022 net income was $172,903 on revenues of $2.5 million after dividends and provisions for loan loss reserves and taxes.

Major Capital and Funding Sources

The CDFI Fund of the US Department of Treasury is one of the Cooperative’s largest funders. The CDFI Fund offers competitive annual funding opportunities, and Shared Capital has received multiple CDFI Fund awards in recent years. In 2021, Shared Capital was awarded a grant of $1,826,265 through the CDFI Fund’s special Rapid Response Program (RRP) to support business recovery from the COVID-19 pandemic. We received grant awards from the CDFI Fund Financial Assistance program of $520,000 in 2020 and $565,000 in 2019. In addition, in 2020, we received a $1,050,000 grant award from the CDFI Fund Health Food Financing Initiative (HFFI). Shared Capital did not receive CDFI funding in 2022.

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We anticipate continued funding from the CDFI Fund, but we do not expect to receive CDFI Fund funding every year. The awards from the CDFI Fund are highly competitive, with more than 700 CDFIs vying for funding, and the amounts of potential awards depend on funding levels set by Congress. Most awards require a dollar-for-dollar match of the same type (i.e. grant, debt, or equity) and also depend on Shared Capital’s financial and programmatic performance and the strength of our funding proposals. Our access to funding from the CDFI Fund depends on our compliance with prior funding awards agreements, maintaining CDFI certification, and continued deployment of funds to economically disadvantaged communities in alignment with CDFI guidelines. These awards do not substantially fund operations – they are primarily used for lending capital.

In 2019, Shared Capital received a one-time $5 million multi-year award from the New World Foundation through its Quality Jobs Fund. The award supports Accelerate Employee Ownership, which is a collaborative program with national nonprofit Project Equity. The program seeks to expand employee ownership and create and sustain high quality jobs in local communities. The award supports assistance and financing to employees to purchase the business to worker cooperatives.

Liquidity and Capital Resources

Shared Capital’s cash and near-cash assets grew significantly over the past three years, giving the Cooperative the resources to expand lending activities and increase our impact in the cooperative ecosystem. Shared Capital has consistently maintained high rates of deployment of its lending capital, often at 90% or higher. Over the next five years, we anticipate continued strong and growing demand for loans but lower deployment rates as we have raised and continue to raise capital. We expect average deployment of 60-75% over the next three years increasing to 70-85% in years 4 and 5. At this time, there are no planned capital expenditures that would deplete cash reserves.

Portfolio Risk and Loan Losses

The Cooperative has a successful 40-year track record of lending, but from time to time we have experienced loan losses due to unexpected changes in the market. For example, increased competition within retail grocery led to declining financial performance and increasing rates of failure for some food cooperatives between 2016-2019, including some Shared Capital borrowers, resulting in higher loan losses during that time. Similarly, the housing crisis led to higher failure rates of some housing cooperatives, resulting in the loss by Shared Capital of two significant loans to housing co-ops in 2008 and 2011. Likewise, unforeseeable market changes in the future could potentially affect Shared Capital borrowers in affected industries or geographic areas, leading to larger than anticipated loan losses.

Trend Information

Over the past six years, we have witnessed a growing interest in cooperative models as solutions to economic and racial equity challenges, and the interest intensified because of the COVID-19 pandemic. There are a growing number of cooperative development efforts in rural and urban communities across the country, and we expect to see more cooperatives forming and expanding, which will lead to further growth in the pipeline of projects seeking financing. In addition, we are seeing growing interest from philanthropy, government, and private investors in investing in cooperative development and in investing through CDFIs. We expect this focused interest to provide the opportunity for continued growth in the capital available for our work over the coming years.

Grant and contribution income is never guaranteed, but future recognition of current grant awards and new potential grant opportunities that continue to emerge signal a high likelihood that grant and contribution revenue may continue to be available for the next several years, as we continue to increase our self-sufficiency and reduce our reliance on grants for operations.

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Item 3.	Directors and Officers

Name	Position	Age	Term of Office[1]	Years of Relevant Experience
Executive Officers[2]
Terence Courtney	President of the Board	51	6/12/2020-8/2023	26
Camille Kerr	Vice President of the Board	39	6/24/2020-8/2023	11
Holly Jo Sparks	Treasurer of the Board	47	4/19/2017-8/2023	28
Repa Mekha	Secretary of the Board	64	5/15/2019-8/2023	36

Directors[3]
Thomas Beckett	Director	61	4/30/2015-8/2024	31
Anna Boyer	Director	43	8/11/2022-8/2025	15
Terence Courtney	Director and President	51	6/12/2020-8/2023	26
Jacqueline Hannah	Director	49	4/30/2015-8/2024	16
Camille Kerr	Director and Vice President	39	6/24/2020-8/2023	11
Gail Patrice Lockert Anthony	Director	62	5/18/2021-8/2024	19
Repa Mekha	Director and Secretary	64	5/15/2019-8/2023	36
Julie Ristau	Director	68	5/24/2018-8/2025	16
Charity Schmidt	Director	45	8/11/2022-8/2025	7
Holly Jo Sparks	Director and Treasurer	47	4/19/2017-8/2023	28
Pamela Standing	Director	68	5/18/2021-8/2024	21

Significant Employees[4]			Start of Employment
Christina Jennings	Executive Director	52	8/25/2008	24
Mark Downey	Director of Finance and Operations	59	4/30/2021	37

[1]	Officers of the Board serve one-year terms, which may be consecutive. Directors serve terms of up to three years, which may also be consecutive. The start dates listed refer to the date the person first began to serve in that position. The person has served consecutive terms since that date. The end date refers to the end of the current term.

[2]	The Executive Officers are the officers of the Board. They are not compensated for director or officer duties.

[3]	All Directors serve without compensation.
[4]	The Significant Employees are full-time employees of the issuer.

Family Relationships

There are no family relationships among the Executive Officers, Directors, and Significant Employees.

Item 4.	Security Ownership of Management and Certain Securityholders

Title of Class	Name of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of Class
Common Stock	All executive officers and directors as a group	Collectively hold 4 shares of common stock.	None	0.92%

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Item 5.	Interest of Management and Others in Certain Transactions

As a cooperative association, Shared Capital regularly engages in transactions, including significant transactions with our members in the normal course of business. During the fiscal years 2019, 2020, and 2021, Shared Capital engaged in the following significant transactions related to directors and executive officers. All were in the normal course of business.

Terence Courtney is a director of Shared Capital and is also an employee of the Federation of Southern Cooperatives, which is a member, investor, and borrower of Shared Capital. The Federation of Southern Cooperatives made a $250,000 purchase of Shared Capital Class A Preferred Shares in 2020. In 2020, the Federation of Southern Cooperatives received a $500,000 line of credit from Shared Capital (partially guaranteed by the Preferred Shares), and in 2021, Shared Capital renewed another line of credit in the amount of $225,000, which had originally been approved in 2018. Those lines of credit have been converted to a single installment loan, the outstanding principal of which was $718,584 as of December 31, 2022.

Camille Kerr is a director of Shared Capital and is also a co-founder and organizer of ChiFresh Kitchen, LWCA (ChiFresh Kitchen), a worker cooperative, which is a member and borrower of Shared Capital. Shared Capital made a loan of $350,000 to ChiFresh Kitchen in 2021, and Kerr purchased $23,000 of Shared Capital Class A Preferred Shares in 2019 through a self-directed IRA.

Christina Jennings is Executive Director of Shared Capital, and serves as Treasurer on the Board of Directors for Cooperative Development Foundation (CDF). CDF made a $100,000 debt investment in Shared Capital in 2021, adding to two previous investments in 2018 and 2016.

Holly Jo Sparks is a director of Shared Capital, and is also a director at NASCO Properties, Inc., which made debt investments in Shared Capital totaling $303,856 in 2019.

Julie Ristau is a director of Shared Capital, and purchased $1,000 of Shared Capital Class A Preferred Shares in 2021.

Item 6.	Other Information

There are no additional disclosures for the annual period pursuant to Form 1-U requirements.

Item 7.	Financial Statements

(a)	Audit. Attached.
(b)	Information only
(c)	Information only
(d)	Balance Sheet. See spreadsheet 2022 SCC Financials; Balance Sheet tab.
(e)	Statements of income cash flows, and changes in stockholders’ equity. See spreadsheet 2022 SCC Financials; Income Statement, Cash Flows, and Change in Equity tabs.
(f)	Oil and Gas Producing Activities. N/A
(g)	Financial Statements of and Disclosures About Guarantors and Issuers of Guaranteed Securities. N/A

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FINANCIAL STATEMENTS

December 31, 2022 and 2021

F-1

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors
Shared Capital Cooperative
St. Paul, Minnesota

Opinion

We have audited the accompanying financial statements of Shared Capital Cooperative (a Minnesota Cooperative), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shared Capital Cooperative as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Shared Capital Cooperative and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Adoption of New Accounting Guidance

As discussed in Note 1 to the financial statements, Shared Capital Cooperative adopted the Financial Accounting Standards Board’s Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842) and all subsequently issued clarifying ASUs as of January 1, 2022. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Shared Capital Cooperative’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

F-2

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Shared Capital Cooperative’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Shared Capital Cooperative’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Wegner CPAs, LLP

Madison, Wisconsin

March 31, 2023

F-3

SHARED CAPITAL COOPERATIVE

BALANCE SHEETS

December 31, 2022 and 2021

	2022	2021
ASSETS
CURRENT ASSETS
Cash	6,057,325	8,444,879
Accounts Receivable	616,373	190,676
Prepaid Expenses	105,486	94,593
Accrued Interest Receivable	82,979	78,598
Current Portion of Notes Receivable	4,843,226	3,549,654
Total Current Assets	11,705,389	12,358,400

Property and Equipment - Net	25,701	28,685
Intangible Assets - Net	10,527	13,187

OTHER ASSETS
Operating Lease Right-of-Use Asset	155,968
Security Deposit	3,000	3,000
Equity in Other Cooperatives	300,000	154,560
Deposit in Other Cooperative	5,075	5,000
Notes Receivable Less Current Portion - Net of Loan Loss Allowance	10,732,349	8,245,907
Deferred Taxes	14,000	87,000

Total Assets	22,952,009	20,895,739

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts Payable	56,137	17,721
Accrued Expenses	28,125	19,508
Deferred Revenue	1,755,675	735,688
Funds Held for Others	298,913	331,039
Income Taxes Payable	36,188	31,020
Current Portion of Accured Interest Payable	195,134	173,168
Current Portion of Operating Lease Liabilities	30,766
Current Portion of Long-Term Debt	2,727,428	3,368,186
Total Current Liabilities	5,128,366	4,676,330

LONG-TERM LIABILITIES
Operating Lease Liabilities, Less Current Portion	125,202
Accrued Interest Payable Net of Current Portion	167,599	150,991
Long-Term Debt Net of Current Portion and Loan Costs	13,416,226	12,840,893

Total Liabilities	18,837,393	17,668,214

EQUITY
Preferred Stock, $10 Par Value, 500,000 Shares Authorized, 259,015 and 250,447 Shared Issued and Outstanding	3,390,975	2,590,147
Common Stock - Voting, $10 Par Value, 1,000 Shares Authorized, 17 and 392 Shares Issued and Outstanding	4,340	4,170
Common Stock - Nonvoting, $10 par Value, 500,000 Shares Authorized, 155,790 and 155,792 Shares Issued and Outstanding	1,555,901	1,557,901
Additional Paid-In Capital	659,292	657,590
Retained Patronage	99,077	82,785
Accumulated Deficit	(1,594,969)	(1,665,068)

Total Equity	4,114,616	3,227,525

Total Liabilities and Equity	22,952,009	20,895,739

See accompanying notes.

F-4

SHARED CAPITAL COOPERATIVE

STATEMENTS OF INCOME

Years Ended December 31, 2022 and 2021

	2022	2021
REVENUE
Interest Income - Loans	956,637	871,207
Interest Income - Cash Accounts	42,996	13,580
Loan Fees	153,080	107,873
Loan Recovery Income		11,826
Grants and Contributions	1,365,831	2,634,706
Consulting Income	8,000	700
Investment Income	13,702
Other	6,500	10,000

Total Revenue	2,546,746	3,649,892

EXPENSES
Provision for Loan Losses	212,972	912,731
Personnel	947,969	680,657
Outside Services	145,452	419,267
Interest	358,900	303,233
Contributions	209,921	185,000
Professional Services	88,661	81,558
Advertising	62,061	60,139
Occupancy	55,305	55,096
Office Supplies	32,790	34,070
Depreciation and Amortization	19,411	18,732
Seminars, Travel, Training	80,354	12,884
Fees	5,793	11,239
Dues	8,557	8,749
Board Expense	1,763	824

Total Expenses	2,229,909	2,784,179

Net Income Before Income Taxes and Patronage Dividend	316,837	865,713

Provision for Income Taxes	(126,532)	(417,809)
Patronage Dividend	(17,402)	(40,695)

Net Income	172,903	407,209

See accompanying notes.

F-5

SHARED CAPITAL COOPERATIVE

STATEMENTS OF EQUITY

Years Ended December 31, 2022 and 2021

		Common	Common	Additional
	Preferred	Stock -	Stock -	Paid-In	Retained	Accumulated	Total
	Stock	Voting	Nonvoting	Capital	Patronage	Deficit	Equity

Balance December 31, 2020	2,504,467	3,920	1,557,921	642,893	42,090	(2,000,597)	2,750,694
							-
Purchases	14,000	270		17,010			31,280
Redemptions		(20)		(2,333)			(2,353)
Stock Converted			(20)	20			-
Preferred Stock Dividend	71,680					(71,680)	-
Patronage Dividend					40,695		40,695
Net Income						407,209	407,209
							-
Balance December 31, 2021	2,590,147	4,170	1,557,901	657,590	82,785	(1,665,068)	3,227,525

Purchases	698,024	170		4,402			702,596
Redemptions		(10)		(4,690)	(1,110)		(5,810)
Stock Converted		10	(2,000)	1,990			-
Preferred Stock Dividend	102,804					(102,804)	-
Patronage Dividend					17,402		17,402
Net Income						172,903	172,903
							-
Balance December 31, 2022	3,390,975	4,340	1,555,901	659,292	99,077	(1,594,969)	4,114,616

See accompanying notes.

F-6

SHARED CAPITAL COOPERATIVE

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2022 and 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	172,903	407,209
Adjustments to Reconcile Net Income to
Net Cash Flows from Operating Activities
Depreciation and Amortization	19,411	18,732
Change in Loan Loss Allowance	212,973	544,567
Amortization of Operating Lease Right-of-Use Asset	32,181
Deferred Taxes	73,000	369,000
(Increase) Decrease in Assets
Accounts Receivable	(425,697)	256,101
Prepaid Expenses	(10,893)	(67,806)
Accrued Interest Receivable	(4,381)	(17,243)
Equity Investments in Other Cooperatives (Net)	(145,440)
Membership Equity in Other Cooperatives	(75)
Increase (Decrease) in Liabilities
Accounts Payable	38,416	(5,002)
Accrued Expenses	8,617	3,564
Deferred Revenue	1,019,987	635,688
Operating Lease Liabilities	(32,181)
Funds Held for Others	(32,126)	6,290
Income Taxes Payable	5,168	13,022
Accrued Interest Payable	36,607	58,716

Net Cash Flows from Operating Activities	968,470	2,222,838

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from Notes Receivable	2,934,807	2,890,587
Purchases of Property and Equipment	(13,767)	(24,821)
Issuance of Notes Receivable	(6,927,794)	(2,905,813)

Net Cash Flows from Investing Activities	(4,006,754)	(40,047)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Long-Term Debt	1,697,151	4,366,875
Payments on Long-Term Debt	(1,753,920)	(1,016,281)
Payments of Debt Issuance Costs	(9,100)
Amortization of Loan Costs	2,411	887
Purchases of Common Stock	4,572	17,280
Redemptions of Common Stock	(4,700)	(2,353)
Purchases of Preferred Stock	698,024	14,000
Patronage Dividend Retained	17,402	40,695
Redemptions of Retained Patronage	(1,110)	-

Net Cash Flows from Financing Activities	650,730	3,421,103

Net Change in Cash	(2,387,554)	5,603,894

Cash at Beginning of Year	8,444,879	2,840,985

Cash at End of Year	6,057,325	8,444,879

SUPPLEMENTARY DISCLOSURES
Cash Paid for Interest	317,915	243,630
Cash Paid for Income Taxes	69,260	17,998

See accompanying notes.

F-7

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Shared Capital Cooperative (Shared Capital) is a member-owned and member- governed financial intermediary loan fund whose mission is to build a just, equitable, and democratic economy by investing in cooperative enterprises. Shared Capital provides financing to consumer, worker, housing, and producer cooperatives and their members throughout the United States.

Formed in 1978, Shared Capital is organized as a cooperative association under Chapter 308A of Minnesota law and has 300 member cooperatives and 100 individual members. Shared Capital obtains funds from its members as well as from non-member individuals and institutions interested in supporting the cooperative economy.

Accounts Receivable

Shared Capital considers all accounts receivables to be fully collectible based on historical experience. Accordingly, no allowance for doubtful accounts has been established. If amounts become uncollectible, they will be charged to operations when that determination is made.

Notes Receivable

Shared Capital provides commercial loans to cooperatively owned businesses and housing organizations throughout the United States. The ability of the borrowers to honor their contracts is dependent upon sound management of the cooperative, general economic conditions, and the value of collateral, including real estate, equipment, and other business assets securing the loan.

Notes receivable are stated at unpaid principal balances, less an allowance for loan losses. Interest on loans is recognized over the term of the loan and is calculated using the simple-interest method on principal amount outstanding.

Loans are placed on non-accrual status or written off if all or a portion of the loan is deemed to be uncollectible by management based on economic conditions, business conditions, and collection efforts. It is Shared Capital’s policy that any loan that is more than 120 days delinquent will be written off unless management determines that repayment of the loan is imminent, whether through collections, liquidation, or foreclosure. The Board of Directors must approve the write off of any loan, generally upon recommendation from the Loan and Finance Committees.

Property and Equipment

Purchases of property and equipment over $1,000 are capitalized at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

Investment Income

Investment income consists of dividends and gains on equity investments in other cooperatives.

F-8

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible Assets

Intangible assets consist of website development and trademark costs. Website development costs are amortized over 3 years and trademark costs are amortized over 10 years using the straight- line method.

Allowance for Loan Losses

The allowance for loan losses is a non-cash reserve established against potential or expected losses on loans. Each loan in the portfolio is assigned a risk rating and each rating has a corresponding percentage that must be set aside as an allowance. The ratings and the allowance are evaluated regularly by management based upon qualitative factors that require a high degree of management judgment. These factors include adverse situations that may affect the borrower’s ability to repay, estimated value of the underlying collateral, and prevailing economic conditions. The Loan Committee establishes initial risk ratings at the time loans are approved and must approve any changes to ratings. On a quarterly basis the Loan Committee reviews and approves all risk ratings and the allowance for loan losses. The Board of Directors reviews the allowance and risk ratings at least annually.

The allowance for loan losses is established as losses are estimated. Loan losses are charged against the allowance when management believes the loan is uncollectible. Subsequent recoveries are recorded as loan recovery income.

In addition to the accrual-based allowance for loan losses, Shared Capital holds cash reserves for its loans made through the Accelerate Employee Ownership Program. At December 31, 2022 and 2021, these cash reserves totaled $290,000.

Loan costs

Loan costs are the costs, including legal fees, associated with obtaining specific long-term liabilities. Loan costs of $19,418 and $10,318 at December 31, 2022 and 2021 are being amortized over the length of the underlying notes payable. Amortization of loan costs, recorded as interest expense in the statements of income, was $2,411 and $887 for 2022 and 2021. Accumulated amortization was $4,636 and $2,225 at December 31, 2022 and 2021.

Subscription fees

Subscription fees consist of costs associated with the issuance of preferred equity in Shared Capital and are recorded on the balance sheets as a reduction of additional paid-in capital. Subscription fees totaled $113,908 and $100,580 at December 31, 2022 and 2021.

Advertising

Advertising costs are expensed as incurred.

F-9

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Shared Capital is taxed as a cooperative and is subject to the provisions of Subchapter T of the Internal Revenue Code. The Bylaws of Shared Capital require the cooperative to annually distribute net income from patronage to its members, based on their patronage with Shared Capital (interest paid by borrowers), at the discretion of the Board of Directors. Distributions in the form of qualified patronage dividends reduce Shared Capital’s income tax liability. However, losses in Shared Capital’s patronage business may be carried forward to offset future distributions of net income from patronage.

Revenue Recognition

Grants and contributions revenue is recognized when Shared Capital fulfills its performance obligations required by an award. Conditional awards that have been received but have not yet been recognized as revenue are shown as deferred revenue on the balance sheets.

Loan fees revenue consist of non-refundable commitment fees, which are recognized as income when a loan is approved; loan origination fees, which are recognized as income when a loan is closed; and loan servicing fees received from participating lenders/investors and organizations for whom Shared Capital services loans, which are recognized as income when earned.

Leases

Shared Capital does not recognize short-term leases in the balance sheet. For these leases, Shared Capital recognizes the lease payments in the results of operations on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred. Shared Capital also does not separate nonlease components from lease components for all classes of underlying assets and instead accounts for each separate lease component and the nonlease components associated with that lease component as a single lease component. If the rate implicit in the lease in not readily determinable, Shared Capital uses a risk- free rate as the discount rate for the lease for all classes of underlying assets.

Adoption of New Accounting Guidance

On February 25, 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2016-02, Leases (Topic 842). The guidance in this Update and all subsequently issued clarifying Updates supersede the guidance in FASB Accounting Standards Codification (ASC) Topic 840, Leases, and creates FASB ASC Topic 842, Leases. The main difference between previous guidance and Topic 842 is the recognition of assets and liabilities by lessees for those leases classified as operating leases. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. Also, under Topic 842, disclosures are required by lessees and lessors to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from leases.

F-10

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Shared Capital adopted the requirements of Topic 842 as of January 1, 2022, using the optional transition method that allows Shared Capital to initially apply the new guidance at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Shared Capital’s reporting for the year ended December 31, 2021, is in accordance with the previous guidance in Topic 840.

Shared Capital elected the package of practical expedients permitted under the transition guidance within Topic 842. This package allowed Shared Capital to account for its leases that commenced before the adoption date without reassessing whether any expired or existing contracts are or contain leases, the lease classification for any expired or existing leases, and initial direct costs for any existing leases.

The adoption of Topic 842 resulted in the recognition of operating lease right-of-use assets of $20,113 and operating lease liabilities of $20,131 as of January 1, 2022. The adoption of Topic 842 did not have a material effect on Shared Capital’s results of operations, cash flows, or debt covenants.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Date of Management’s Review

Management has evaluated subsequent events through March 31, 2023, the date which the financial statements were available to be issued.

NOTE 2 - CONCENTRATION OF CREDIT RISK

Shared Capital maintains cash balances at two financial institutions located in the United States. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2022 and 2021, Shared Capital’s uninsured cash balances totaled approximately $5,591,000 and $7,958,000.

F-11

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 3 – EQUITY INVESTMENTS IN OTHER COOPERATIVES

Shared Capital holds a limited number of equity investments as part of its financing activities. At December 31, 2022, the investments were comprised of $300,000 of preferred stock in a food cooperative and $10,000 of preferred stock in a worker cooperative. At December 31, 2021, investments of $164,560 primarily consisted of a 5% ownership interest in each of two limited liability companies which own commercial buildings that are leased to cooperatives as part of New Market Tax Credit projects. These investments were recorded at cost and were redeemed in 2022 when the New Market Tax Credits terminated.

Shared Capital recorded allowances for collectability on these investments of $10,000 at December 31, 2022 and 2021.

NOTE 4 - NOTES RECEIVABLE

Recorded investments in loans by portfolio segment at December 31, 2022 and 2021 consisted of the following:

	2022	2021
Cooperative housing mortgage loans	$4,692,111	$3,200,753
Cooperative business mortgage loans	1,489,590	875,610
Cooperative business loans	10,914,160	9,018,779
Loans to individuals to purchase cooperative housing (Share)	69,154	76,886
Total notes receivable	17,165,015	13,172,028
Less current portion of notes receivable	4,843,226	3,549,654
Less allowance for loan losses	1,589,440	1,376,467

Notes receivable - net of current portion and loan loss allowance	$10,732,349	$8,245,907

In addition to the loans summarized above, December 31, 2022 and 2021 Shared Capital serviced $2,964,768 and $2,574,649 in off-balance sheet loans, including $2,725,889 and $2,374,291 of loan participations, which have been sold to other lenders and loan funds administered for other organizations.

Descriptions of the loan portfolio segments are as follows:

●	Cooperative housing mortgage loans are loans for multifamily housing properties secured by a mortgage.

●	Cooperative business mortgage loans are loans for commercial real estate secured by a mortgage.

●	Cooperative business loans are loans secured by other business assets excluding real estate.

●	Loans to individuals are loans to purchase cooperative housing.

F-12

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 4 - NOTES RECEIVABLE (continued)

The change in the allowance for loans losses in 2022 and 2021 consisted of the following:

	2022	2021
Beginning allowance	$1,376,467	$831,900
Loans written off	-	(358,164)
Increase in provision for loan losses	212,973	902,731
Ending allowance	$1,589,440	$1,376,467

The allowance for loan losses by portfolio segment at December 31, 2022 and 2021 was as follows:

	Cooperative housing mortgage loans	Cooperative business mortgage loans	Cooperative business loans	Loans to individuals (Share)	Total
Beginning allowance	$84,509	$33,227	$1,258,347	$384	$1,376,467
Loans written off	-	-	-	-	-
Increase (decrease)	59,746	18,330	134,935	(38)	212,973
2022 Ending allowance	$144,255	$51,557	$1,393,282	$346	$1,589,440
Beginning allowance	$110,712	$32,025	$688,742	$421	$831,900
Loans written off	-	-	(358,164)	-	(358,164)
Increase (decrease)	(26,203)	1,202	927,769	(37)	902,731
2021 Ending allowance	$84,509	$33,227	$1,258,347	$384	$1,376,467

The aging of loans by portfolio segment at December 31, 2022 and 2021 was as follows:

	Cooperative housing	Cooperative business	Cooperative	Loans to
	mortgage loans	mortgage loans	business loans	individuals (Share)	Total
Current	$4,692,111	$1,489,590	$10,914,160	$69,154	$17,165,015
31 - 90	-	-	-	-	-
90 + days	-	-	-	-	-
2022 Total	$4,692,111	$1,489,590	$10,914,160	$69,154	$17,165,015
Current	$3,200,751	$875,611	$9,018,780	$76,886	$13,172,028
31 - 90	-	-	-	-	-
90 + days	-	-	-	-	-
2021 Total	$3,200,751	$875,611	$9,018,780	$76,886	$13,172,028

F-13

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 4 - NOTES RECEIVABLE (continued)

The credit quality of loans receivable at December 31, 2022 and 2021 was as follows:

	Cooperative housing mortgage loans	Cooperative business mortgage loans	Cooperative business loans	Loans to individuals (Share)	Total
A	$1,204,523	$-	$53,799	$69,154	$1,327,476
B	2,638,178	1,146,108	3,824,223	-	7,608,509
C	637,539	343,482	4,624,570	-	5,605,591
D	211,871	-	1,073,402	-	1,285,273
E	-	-	137,640	-	137,640
F	-	-	340,516	-	340,516
G	-	-	860,010	-	860,010
2022 Total	$4,692,111	$1,489,590	$10,914,160	$69,154	$17,165,015
A	$1,381,412	$-	$28,121	$76,886	$1,486,419
B	1,239,038	527,699	2,278,203	-	4,044,940
C	490,119	347,912	4,133,971	-	4,972,002
D	90,182	-	999,664	-	1,089,846
E	-	-	344,452	-	344,452
F	-	-	720,387	-	720,387
G	-	-	513,982	-	513,982
2021 Total	$3,200,751	$875,611	$9,018,780	$76,886	$13,172,028

The categories used to assess the risk profile within the loan portfolio are as follows:

Category	Description of Creditworthiness	Commercial	Share
A+	Highest credit quality, borrower is stable and reliable	0%	0%
A	Borrower is stable and reliable	1%	0.5%
B	Good borrower, but some recent internal or external changes	3%	2%
C	Good borrower, but recent significant internal or external changes	5%	3%

D	Borrower is either rebounding or heading into a period of significant difficulties	10%	6%
E	Relatively weak borrower facing some internal or external challenges	15%	10%
F	Weak borrower facing significant challenges	25+ %	25+ %
G	Doubtful	Up to 100%	Up to 100%

Loans are considered impaired if it is likely that at least some of the principal and interest payments will not be collected. All loans are individually reviewed for impairment. No loans were written off as uncollectable in 2022. Two business loans totaling $358,164 were written off as uncollectable in 2021.

F-14

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 5 – MEMBERSHIP EQUITY IN OTHER COOPERATIVES

Membership equity in other cooperatives at December 31, 2022 and 2021 primarily consisted of an investment in National Cooperative Bank (NCB). Shared Capital holds $5,000 of Class B membership shares in NCB. Shared Capital does not consider this part of its financing activities or its investment portfolio.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2022 and 2021 consisted of the following:

	2022	2021
Leasehold improvements	$16,333	$16,333
Office equipment and furniture	82,284	69,847
Property and equipment	98,617	86,180
Less accumulated depreciation	72,916	57,495
Property and equipment - net	$25,701	$28,685

Depreciation expense for 2022 and 2021 was $16,752 and $16,073.

NOTE 7 - INTANGIBLE ASSETS

Intangible assets at December 31, 2022 and 2021 consisted of the following:

	2022	2021
Intangible assets - gross	$44,656	$44,656
Less accumulated amortization	34,129	31,469
Intangible assets - net	$10,527	$13,187

Amortization expense for 2022 and 2021 was $2,659.

NOTE 8 - LINE OF CREDIT

Shared Capital has a $500,000 line of credit with NCB which is 50% secured with cash deposits. The line was established in 2017 and renewed in 2021. It expires in September 2023. It bears an interest rate of 30-day Averaged Secured Overnight Financing Rate plus 225 basis points. There was no outstanding balance on the line of credit at December 31, 2022 and 2021.

F-15

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 9 - LEASES

Shared Capital leases office space in St. Paul, Minnesota under an operating lease that expired in July 2022. Shared Capital entered into a new operating lease for this space that expires in 2027.

The components of total lease cost are as follows:

Operating lease cost	$36,125
Total lease cost	$36,125

Other information related to operating leases is as follows:

(Gains) and losses on sale and leaseback transactions, net	$-
Cash payments classified as part of operating cash flows for amounts included in the measurement of lease liabilities	32,925
Right-of-use assets obtained in exchange for new lease liabilities	184,949
Weighted-average remaining lease term	4.58 years
Weighted-average discount rate	5.50%

The maturities of operating lease liabilities as of December 31, 2022, are as follows:

Year ending December 31:

2023	$38,400
2024	38,400
2025	38,400
2026	38,400
2027	22,400
Thereafter	-
Total minimum lease payments	176,000
Imputed interest	(20,032)
Total lease liabilities	$155,968

Rent expense was $41,283 for 2021.

NOTE 10 - RETIREMENT PLAN

Shared Capital has established a salary deferral retirement plan with matching contributions for participating employees. The plan has received IRS approval under Section 408(p) of the Internal Revenue Code. The plan covers all employees who have met certain service requirements. Shared Capital will match the elective contributions of an employee in an amount not exceeding 3% of the employee’s compensation. Matching contributions totaled $20,258 and $14,830 for 2022 and 2021.

F-16

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 11 - LONG-TERM DEBT

Long-term debt primarily consists of various notes payable to institutional investors, other cooperatives, and individuals.

Long-term debt at December 31, 2022 and 2021 consisted of the following:

	2022	2021
Senior loans payable	$9,832,434	$10,197,034
Subordinate loans payable	6,219,899	5,915,068
Paycheck Protection Program loan	106,103	105,070
Long-term debt	16,158,436	16,217,172
Less current portion of long-term debt	2,727,428	3,368,186
Less loan costs	14,782	8,093
Long-term debt net of current portion and loan costs	$13,416,226	$12,840,893

Some of the loans payable are subject to covenants as outlined in the loan agreements.

Future minimum principal payments on long-term debt consist of the following:

Due on demand	$317,294
2023	2,410,134
2024	2,324,790
2025	1,209,672
2026	871,747
2027	1,256,571
Thereafter	7,768,228

Long-term debt	$16,158,436

The notes payable at December 31, 2022 and 2021 have interest rates ranging from 0% to 4.5%, are unsecured, and mature through 2034.

In April 2020, Shared Capital applied for a Paycheck Protection Program (PPP) loan as part of the Coronavirus Aid, Relief, and Economic Security Act (SBA) implemented by the United States Small Business Administration to help cover payroll costs, rent, and utilities during the COVID-19 outbreak. Shared Capital received a 1% interest loan from this program, repayable in 24 months, which is included in the long-term debt tables above. The PPP loan balance, part of the current portion of long-term debt, was $106,103 and $105,070 at December 31, 2022 and 2021.

In 2022 the SBA informed Shared Capital that the PPP award does not meet the criteria for loan forgiveness due to Shared Capital’s status as a for-profit financial institution. Shared Capital has appealed this decision. The maturity date was extended for 12 months while the SBA reviews this matter. Shared Capital is prepared to repay the loan if the appeal is unsuccessful.

F-17

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 12 - FUNDS HELD FOR OTHERS

Shared Capital has an agreement with NASCO Development Services (NDS) to provide loan servicing functions for its Kagawa Fund. Shared Capital accumulates principal and interest collections, net of remitting interest due to investors of the Kagawa Fund, for use in providing additional loans on behalf of Kagawa Fund. NDS and the Kagawa Fund investors bear all risk of loss pertaining to these loans. Shared Capital receives a servicing fee for administering the portfolio and closing and origination fees on new loans issued.

At December 31, 2022 and 2021, Shared Capital held $331,039 and $324,749 in funds payable to NDS and available for lending. At December 31, 2022 and 2021, Shared Capital was servicing $238,879 and $200,358 of loans for the Kagawa Fund, which were not recorded on Shared Capital’s balance sheets.

NOTE 13 - PREFERRED STOCK

At the discretion of the Board of Directors, Shared Capital may pay holders of preferred stock an annual dividend of up to 8% in the form of cash, additional shares of preferred stock, or equity credits. The preferred stock has no voting rights and shares may only be transferred upon the approval of the Board of Directors. The preferred stock has a liquidation preference over other equity.

As conditions of their investments, two foundations that hold preferred shares in Shared Capital in the amounts of $250,000 and $500,000 have certain rights to request redemption of all or part of their preferred stock under certain conditions.

NOTE 14 - DIVIDENDS

In 2022 and 2021 Shared Capital’s Board of Directors declared preferred stock dividends in the amount of $102,804 and $71,680, which reflect a 5% return each year to investors on prior year holdings.

Shared Capital’s Board of Directors declared nonqualified patronage dividends on 2021 earnings in the amount of $40,695. The dividends were recorded as a component of retained patronage on the balance sheets. The dividends will not be tax deductible to Shared Capital until the year the cash is disbursed to the cooperative’s members.

NOTE 15 - COMMITMENTS

As of December 31, 2022, Shared Capital has made commitments of approximately $2,340,000 to lend funds in the normal course of business to meet the financing needs of its members. These are commitments to extend credit that involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements.

F-18

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 16 - INCOME TAXES

The provision for income taxes for 2022 and 2021 was comprised of the following:

	2022	2021
Current federal income tax expense	$(45,868)	$(9,653)
Current state income tax expense	(7,664)	(39,156)
Deferred income tax expense	(73,000)	(369,000)
Provision for income taxes	$(126,532)	$(417,809)

Deferred taxes consists of the future tax effects of net operating loss carryforwards and timing differences between costs recorded as expenses for financial statement purposes and deductions for income tax purposes.

Shared Capital’s total deferred tax asset, valuation allowance, and total deferred tax liability at December 31, 2022 and 2021 consisted of the following:

	2022	2021
Total deferred tax asset	$16,000	$117,000
Valuation allowance	-	-
Total deferred tax liability	(2,000)	(30,000)
Deferred taxes	$14,000	$87,000

Shared Capital has net operating loss carryforwards with the state of Minnesota of approximately $158,000 that begin to expire in 2028. Realization of the deferred tax asset is primarily dependent upon sufficient future taxable income during the net operating loss carry forward period.

NOTE 17 - MULTI-YEAR AWARD

In January 2019, Shared Capital finalized a financial arrangement with a funder, New World Foundation, through its Quality Jobs Fund to expand employee ownership and create and sustain high-quality jobs in local communities. New World Foundation provided Shared Capital with a $4,000,000 forgivable loan to be disbursed in three tranches. The first two tranches, in the amount of $1,500,000 each, were received by Shared Capital in 2021 and 2019. The final tranche of $1,000,000 is anticipated to be drawn in 2023, once the first two tranches have been deployed.

Upon meeting certain benchmarks, all or parts of Shared Capital’s loan payable to New World Foundation will be forgiven in future years. Under the terms of its agreement with a program partner organization, Shared Capital will retain 40% of any funds that are forgiven and 60% will be allocated to the partner organization. None of the loan funds were forgiven as of December 31, 2022.

F-19

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 17 - MULTI-YEAR AWARD (continued)

New World Foundation also provided a $1,000,000 three-year grant award to Shared Capital for 2019-2021. Under the agreement with the program partner, 60% of the award was allocated to the other organization. For 2021, $275,000 of the award was recognized as grants and contributions revenue for Shared Capital, and Shared Capital contributed $185,000 to the program partner.

NOTE 18 - RELATED PARTIES

Several directors of Shared Capital are employed by, or are directors of, Shared Capital member organizations or other organizations that borrow from, lend to, or hold common or preferred stock in Shared Capital. Several Shared Capital directors as well as several staff members are members of the cooperative’s individual class of members and hold common stock. They may also lend to Shared Capital.

Several staff members are directors of member organizations or other organizations that borrow from, lend to, award grant funding to, or hold common or preferred stock in Shared Capital. An employee of a cooperative that is a member of one of the two LLCs in which Shared Capital held an equity investment was a director in 2021 and a non-director member of Shared Capital’s finance committee in 2022.

Such activities were in the ordinary course of business at normal credit terms, including interest rates and collateralization, and do not represent more than a normal risk of collection.

Significant related party activities for 2022 and 2021 are summarized as follows:

	2022	2021
Equity and deposits in related parties	$310,000	$138,560
Notes receivable from related parties	2,496,729	1,748,106
Long-term debt payable to related parties	684,075	1,043,205
Preferred stock held by related parties	689,600	656,807
Interest income earned from related parties	133,524	97,820
Interest expense incurred to related parties	47,710	25,652

Additionally, an employee of NCB is a member of Shared Capital’s loan committee. Shared Capital holds membership equity in NCB as disclosed in Note 5 and has a line of credit as disclosed in Note 8. NCB also holds membership equity in Shared Capital.

F-20

Item 8.	Exhibits

Exhibit 2(a)(i):	Articles of Incorporation as Restated*
Exhibit 2(a)(ii):	All Amendments to Articles of Incorporation after Restatement*
Exhibit 2(b):	Bylaws in Effect as of the Date of the Offering Statement*
Exhibit 3(a):	Form of Investment Note*
Exhibit 4(a):	Form of Shared Capital Cooperative Subscription Agreement for Class A Preferred Stock*
Exhibit 4(b):	Form of Shared Capital Cooperative Subscription Agreement for an Investment Note*
Exhibit 6(a):	CDFI Fund Assistance Agreement (1/27/2021)*
Exhibit 6(b):	CDFI 2021 RRP Assistance Agreement*
Exhibit 11:	Auditor Letter of Consent

*	Previously filed

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SIGNATURES

Pursuant to the requirement of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shared Capital Cooperative, a Minnesota Cooperative Corporation

By

Signature	/s/ Christina Jennings
Name	Christina Jennings
Title	Executive Director
Date	April 25, 2023

Pursuant to the requirement of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	/s/ Mark Downey
Name	Mark Downey
Title	Director of Finance and Operations
Date	April 25, 2023

Signature	/s/ Terence Courtney
Name	Terence Courtney
Title	President and Director
Date	April 25, 2023

Signature	/s/ Gail Patrice Anthony
Name	Gail Patrice Anthony
Title	Director
Date	April 25, 2023

Signature	/s/ Repa Mekha
Name	Repa Mekha
Title	Secretary and Director
Date	April 25, 2023

Signature	/s/ Camille Kerr
Name	Camille Kerr
Title	Vice President and Director
Date	April 25, 2023

Signature	/s/ Holly Jo Sparks
Name	Holly Jo Sparks
Title	Treasurer and Director
Date	April 25, 2023

Signature	/s/ Thomas Beckett
Name	Thomas Beckett
Title	Director
Date	April 25, 2023

6 of 6